20014327

SEC
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Section

NOV 23 2020

Washington DC
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16207

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/19 (MM/DD/YY) AND ENDING 09/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Share Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15770 Dallas Parkway, Suite 275
(No. and Street)

Dallas	Texas	75248
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles H. Major — 972-233-0120 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting LLC
(Name – if individual, state last, first, middle name)

325 N St. Paul Street, Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SHARE FINANCIAL SERVICES, INC.

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors
of Share Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Share Financial Services, Inc. (the "Company") as of September 30, 2020, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has suffered recurring losses from operations and negative cash flows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 and Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption), all under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 and Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption), all under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

This is our initial year as the auditor for the Company.

Dallas, Texas
November 6, 2020

SHARE FINANCIAL SERVICES, INC.
Statement of Financial Condition
September 30, 2020

ASSETS

Cash	$ 139,424
Due from trust organizations	12,957
Other receivable	1,500
Certificate of deposit	25,618
Total assets	$ 179,499

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 6,359
Commissions payable	6,840
Interest payable	996
Deferred revenue	12,000
Note payable	209,700
Total liabilities	235,895
Stockholder's equity:	
Common stock, 100,000 shares authorized with $1 par value, 8,000 shares issued and outstanding	8,000
Additional paid-in capital	635,000
Retained (deficit)	(699,396)
Total stockholder's deficit	(56,396)
Total liabilities and stockholder's equity	$ 179,499

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Operations
For the Year Ended September 30, 2020

Revenues:	
Brokerage commissions income	$ 664,017
Bond program fees	143,136
Other income	43,387
	850,540
Expenses:	
Compensation and benefits	703,235
Commissions and clearance paid to all other brokers	98,960
Communications	23,607
Occupancy and equipment costs	55,414
Regulatory fees and expenses	48,609
Professional fees	164,220
Interest expense	996
	1,095,041
Loss before taxes	(244,501)
Provision for income taxes	5,313
Net Loss	$ (249,814)

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2020

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balances at September 30, 2019	8,000	$ 8,000	$ 635,000	$ (449,582)	$ 193,418
Capital Contribution	–	–	–	–	–
Net Loss	–	–	–	(249,814)	(249,814)
Balances at September 30, 2020	8,000	$ 8,000	$ 635,000	$ (699,396)	$ (56,396)

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended September 30, 2020

Cash flows from operating activities:	
Net Loss	$ (249,814)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in due from trust organizations	49,340
Decrease in other receivables	1,500
Increase in certificates of deposit	(265)
Decrease in accounts payable and accrued expenses	(17,659)
Decrease in commissions payable	(36,917)
Increase in interest payable	996
Decrease in deferred revenue	(2,000)
Net cash provided (used) by operating activities	(254,819)
Cash flows from investing activities:	
Net cash provided (used) by investing activities	-
Cash flows from financing activities:	
Increase in note payable	209,700
Net cash provided (used) by financing activities	209,700
Net decrease in cash	(45,119)
Cash at beginning of year	184,543
Cash at end of year	$ 139,424
Supplemental Disclosures	
Cash paid for:	
Income taxes	$ 5,444
Interest	$ -

The accompanying notes are an integral part of these financial statements.

SHARE FINANCIAL SERVICES, INC.
Notes to Financial Statements
September 30, 2020

Note 1 - Summary of Significant Accounting Policies

Share Financial Services, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(i). The Company is a wholly owned subsidiary of Share Holdings, Inc. (the "Parent"). The Company's revenue is generated through consulting and underwriting services ("program fees") to churches and not-for-profit organizations and the brokerage of securities of its client issues. The Company's customers are primarily located throughout the Midwestern and Southwestern portions of the United States.

Income includes revenue from contracts with customers in the form of brokerage commissions income and bond program fees. The recognition and measurement of revenue is based on the assessment of individual contract terms.

Brokerage commissions income are earned from brokerage activities whereby the Company arranges for the trading of securities between third parties. Once a security offering has closed and funded, brokerage commissions income is billed and recognized as revenue on a semi-monthly basis on cleared security transactions within that semi-monthly period. For security transactions cleared prior to the closing and funding of a security offering, brokerage commissions income is recognized upon the closing and funding of that securities transaction. The Company believes that this date is appropriate for revenue recognition as there are no actions the Company needs to take subsequent to the clearing of a securities transaction.

The Company serves as a financial advisor for not-for-profit-companies that want to raise funds through the issuance and sale of securities. Revenues are earned from Bond program fees arising from securities offerings in which the Company acts as financial advisor. Bond program fees are recognized as revenue upon the closing and funding of the security offering as there are no significant actions which the Company needs to take subsequent to this date.

The Company receives deposits in advance for services to be provided. These deposits are reflected as deferred revenue.

Commissions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

The Company holds a certificate of deposit for $25,618 that matures on July 30, 2021.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2020, the Company had net capital of approximately $145,559 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1. The U.S. Securities and Exchange Commission (SEC) permits a ratio of no greater than 15 to 1.

Note 3 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Accounting Standards Codification 740. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

Any potential interest and penalty associated with tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 4 - Paycheck Protection Plan ("PPP") Loan

The Company received loan proceeds in the amount of approximately $209,700 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company used these proceeds for purposes consistent with the PPP. The Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan and has applied for loan forgiveness.

Note 5 - Related Party Transactions

The Company and its Parent are under common control and the existence of that control creates operating results and financial positions significantly different than if the companies were autonomous.

The Company is provided office space, office facilities and certain administrative functions from its Parent under the terms of an existing expense sharing agreement. During the year ended September 30, 2020, the Company paid the Parent approximately $36,860 allocated as follows:

Accounting (included in Professional Fees):	$	11,000
Facilities Fees (included in Occupancy and Equipment Costs):		24,665
	$	35,665

Note 5 - Related Party Transactions, continued

For certain engagements, the Parent pays the Company a deposit for services to be rendered per a consulting agreement between the Parent and a client. The Company treats these deposits as deferred revenue. When the Company receives payment for these services, it repays these deposits to the Parent. During the year ended September 30, 2020, the Company repaid deposits totaling $16,000 to the Parent.

The Parent reimburses the Company for certain commissions that the Company pays to its registered representatives for consulting services. During the year ended September 30, 2020, the Parent reimbursed the Company approximately $59,554. These receipts are reflected as a decrease in Commissions expense.

Note 6 - Going Concern

Operating losses, which have occurred in the years ended September 30, 2018 and 2020, could directly impact the Company's regulatory capital. It is management's intention to control costs and increase revenue. It is management's understanding that the Company will continue to receive capital infusions as necessary from the Parent. The Company received capital infusions during the year in order maintain required regulatory capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of September 30, 2020

Schedule I

SHARE FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2020

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ (56,396)
Add:	
Other deductions or allowable credits	209,700
Total capital and allowable subordinated liabilities	153,304
Deductions and/or charges:	
Non-allowable assets:	
Net brokerage fees receivable	6,117
Other receivable	1,500
Net capital before haircuts on securities positions	145,687
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	(128)
Net capital	$ 145,559

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 6,359
Interest payable	996
Commissions payable	6,840
Deferred revenue	12,000
Total aggregate indebtedness	$ 26,195

Schedule I (continued)

SHARE FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2020

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 1,746
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 140,559
Net capital less the greater of 10% of total aggregate indebtedness or 120% of required minimum	$ 139,559
Ratio: Aggregate indebtedness to net capital	0.18 to 1

Schedule II

SHARE FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2020

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i).

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended September 30, 2019

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors
of Share Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Share Financial Services, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Share Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the exemption provisions) and (b) Share Financial Services, Inc. stated that Share Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Share Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Share Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Hartgraves Accounting & Consulting, LLC

Dallas, Texas
November 6, 2020

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-1998
admin@hartgravesllc.com

Share Financial Services, Inc. Exemption Report

Share Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Charles Major, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Charles Major, President

Date of Report: October 20, 2020

Report of Independent Registered Public Accounting Firm

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

For the Year Ended September 30, 2020

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Shareholder and Board of Directors
of Share Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Share Financial Services, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Company for the year ended September 30, 2020, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the Total Revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended September 30, 2020, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended September 30, 2020, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hartgraves Accounting & Consulting, LLC

Dallas, Texas
November 6, 2020

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-1998
admin@hartgravesllc.com

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 9/30/2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16207 FINRA SEP
SHARE FINANCIAL SERVICES INC
15770 DALLAS PKWY STE 275
DALLAS, TX 75248-6623

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1275.81

B. Less payment made with SIPC-6 filed (exclude interest) (699.24)

4/20/2020
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) -0-

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 576.57

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 576.57

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Share Financial Services
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

president
(Title)

Dated the 21 day of October, 2020

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **10/1/2019** and ending **9/30/2020**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 850,540
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 850,540
2e. General Assessment @ .0015	$ 1275.81
	(to page 1, line 2.A.)

OATH OR AFFIRMATION

I, Charles H. Major, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Share Financial Services, Inc., as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEFANIE BRANTON
Notary Public, State of Texas
Comm. Expires 04-27-2024
Notary ID 128905443

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any Material Inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SHARE FINANCIAL SERVICES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED SEPTEMBER 30, 2020